Notice of Exempt Solicitation

NAME OF REGISTRANT: Vertex Pharmaceuticals Incorporated

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2024 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 16, 2024

Dear Vertex Pharmaceuticals Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks Vertex Pharmaceuticals (“Vertex”, or the “Company”) to report on statistically-adjusted and median pay gaps across race and gender. We believe shareholders should vote FOR the proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps.
2.	Vertex does not follow best practice pay equity reporting practices by committing to report median racial or gender pay gap data.
3.	Median pay gap reporting provides valuable data distinct from the Company’s diversity data.
4.	Median pay disclosures can benchmark Vertex’s progress in Inclusion, Diversity, and Equity (ID&E) performance.
5.	Vertex lags peers on racial and gender pay equity disclosures/commitments.

Expanded Rationale FOR Proposal 5

The Proposal makes the following request:

Resolved: Shareholders request Vertex Pharmaceuticals report on both quantitative median and adjusted pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps:
a.	Pay equity within companies leads to greater workforce diversity, and greater workforce diversity leads to strong company performance benefits. [1,2,3,4]
b.	Closing median pay gaps by increasing female and minority representation in leadership positions is associated with strong company performance benefits. [5,6]
c.	Disclosing pay gaps leads to the narrowing of these gaps, resulting in company performance benefits. [7,8,9,10,11]
2.	Vertex does not follow best practice pay equity reporting practices by committing to report median racial or gender pay gap data.
a.	Best practice pay equity reporting consists of annually reporting two metrics:
i.	Unadjusted-Median Pay Gaps: Assess how pay is distributed by race and gender, and which groups hold the high versus low-paying jobs. Vertex has not committed to disclosing this data.
1.	This data point is measured by assessing the median pay of minorities/women working full time versus non-minorities/ men working full time. This is the metric that the United States Census Bureau, Department of Labor, OECD, and International Labor Organization use when discussing pay gaps.
2.	Black workers in the U.S. earn 81 cents on the dollar versus white workers, and women in the U.S. earn 84 cents on the dollar versus men on this basis.
3.	United Kingdom and Ireland-based companies, and soon companies in the European Union, are mandated to report median pay gap data.
ii.	Statistically-Adjusted Pay Gaps: Assess the pay between minorities/non-minorities and women/men performing similar roles. Vertex has recently committed to publishing this data in 2025, likely in response to this investor engagement.
1.	This data point is measured by performing a statistical analysis of race and gender pay gaps by controlling for factors such as job, seniority, and geography. These gaps are often smaller and easier to remedy than median pay gaps.
2.	There is a 4.9% adjusted gender pay gap in the United States.[12]

_____________________________

1 https://www.inc.com/marcel-schwantes/new-report-pay-transparency-may-be-key-to-keeping-your-employees-in-2021.html

2 https://www.gartner.com/en/articles/gartner-top-10-strategic-predictions-for-2023-and-beyond

3 https://clsbluesky.law.columbia.edu/2018/11/23/iss-looks-at-gender-diversity-and-company-performance/

4 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

5 https://www.credit-suisse.com/about-us-news/en/articles/news-and-expertise/cs-gender-3000-report-2019-201910.html

6 https://www.bcg.com/publications/2018/how-diverse-leadership-teams-boost-innovation

7 https://justcapital.com/reports/just-jobs-analysis-why-pay-equity-is-still-critically-important-in-the-time-of-coronavirus/

8 https://hbr.org/2019/01/research-gender-pay-gaps-shrink-when-companies-are-required-to-disclose-them?utm_medium=email&utm_source=newsletter_daily&utm_

9 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3682949

10 https://www.refinitiv.com/content/dam/marketing/en_us/documents/gated/reports/gender-pay-gap-and-investment-strategies.pdf

11 https://www.gartner.com/en/human-resources/trends/payequity

12 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

b.	While Vertex has now committed to disclosing statistically-adjusted pay gap data in 2025, likely in response to this proposal, the Company has still not committed to disclosing median pay gap data. Both numbers are critical for a comprehensive pay gap disclosure as they provide transparency into the Company’s overall Inclusion, Diversity, and Equity (ID&E) performance.
3.	Median pay gap reporting provides valuable data distinct from the company’s diversity data.
a.	The Board contends disclosure of median pay gaps is not “meaningful”, arguing statistically-adjusted and representation data are adequate substitutions. However, median pay gaps provide a comprehensive view as to whether minorities/women are holding as many high-paying jobs as non-minorities/men.
b.	Unlike diversity representation data, median pay data provides a digestible data point for investors to compare progress year-over-year. This data shows us, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive.
c.	Statistically-adjusted numbers alone can be misleading if not complemented with median pay gap data. While it may be easier for companies to narrow statistically-adjusted pay gaps with a handful of pay adjustments within certain employment categories, such adjustments may not impact employees at-large nor improve representation across pay scales. Conversely, narrowing median pay gaps requires hiring, developing, and promoting minorities/women into higher-paying positions across the firm.
4.	Median pay disclosures can benchmark Vertex’s progress in Inclusion, Diversity, and Equity (ID&E) performance.
a.	The Company describes its ID&E policies and procedures to justify its obfuscation of median pay data. While these policies and initiatives are important, disclosure of median pay gap data will ensure investors and employees that Vertex’s ID&E work is working to improve pay equity and diverse representation. Median pay gap data will complement the Company’s efforts and allow Vertex to benchmark its progress toward ID&E goals. Vertex’s refusal to publish median pay gap data reflects a lack of transparency and accountability to investors and employees.
5.	Vertex lags peers on racial and gender pay equity disclosures/commitments.
a.	More companies are disclosing racial and gender median and adjusted pay gaps annually, committing to an honest accounting of pay equity that will strengthen diversity and talent retention. Of the 100 largest U.S. companies, 17 percent have committed to disclosing median pay gaps. This includes healthcare companies Pfizer, Thermo Fisher Scientific, and Amgen. Vertex lags these peers on pay equity reporting.

For all the reasons provided above, we strongly urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improve the diversity of companies that disclose them, which we believe is in the long-term financial best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.